Exhibit 99.1

Rogers Reports First Quarter 2009 Financial and Operating Results

First Quarter Consolidated Revenue Grows 5% to $2.7 Billion;

Adjusted Operating Profit Growth at Cable Operations of 9% is Partially Offset by Costs
 From Successful Smartphone Campaign, Reductions in Roaming and Other Discretionary
Usage at Wireless, and Advertising Revenue Declines at Media;

Wireless Holds ARPU Steady While Further Lowering Churn, Accelerating Wireless Data
Revenue Growth to 43% and Driving 48% Network Revenue Margins;

Cable Drives Continued Year-Over-Year Margin Expansion
and Healthy Growth in Cash Flow

TORONTO (April 29, 2009) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three months ended March 31, 2009.

Financial highlights are as follows:

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2009	2008	% Chg

Operating revenue	$2,747	$2,609	5
Operating profit(1)	1,082	1,095	(1)
Net income	309	344	(10)
Basic and diluted net income per share	$0.49	$0.54	(9)

As adjusted:(2)
Operating profit(1)	$1,005	$984	2
Net income	256	270	(5)
Basic and diluted net income per share	$0.40	$0.42	(5)

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation (recovery) expense; (ii) integration and restructuring expenses; and (iii) in respect of net income and net income per share, the related income tax impact of the above amounts.

Rogers Communications Inc.	1	First Quarter 2009

Highlights of the first quarter of 2009 include the following:

•
Generated growth in quarterly revenue of 5%, while adjusted operating profit grew 2% to $1.005 billion as the growth at Cable was partially offset by acquisition and retention costs from the continued successful smartphone campaign at Wireless and advertising revenue declines at Media.

•
Wireless network revenue grew by 8% year-over-year driven by postpaid net subscriber additions of 104,000, data revenue growth accelerating by 43% to 20% of network revenue, and a further reduction of postpaid churn to 1.09%.

•
Wireless activated more than 360,000 smartphone devices during the quarter. Approximately 40% of these activations were to subscribers new to Wireless with the other 60% being to existing Wireless subscribers who upgraded devices, committed to new term contracts, and in most cases attached both voice and monthly data packages which generate considerably above average ARPU. The results of this continued successful smartphone campaign drove significantly higher acquisition and retention costs at Wireless.

•
Cable’s Internet subscriber base continued to grow during the quarter and penetration is approximately 44% of the homes passed by our cable networks and 68% of our basic cable customer base. In addition, digital penetration now represents approximately 69% of basic cable households, of which more than 619,000 households now receive high-definition television (“HDTV”) services.

•
Cable ended the quarter with 857,000 residential voice-over-cable telephony lines, which brings the total penetration of cable telephony lines to 37% of basic cable subscribers, up from 31% at March 31, 2008.

•
Wireless announced the expansion of its advanced 3G voice and data network to 48 new sites in Northern Alberta to provide broader service to residents in the region and a range of business solutions to local businesses, including those in the oil and gas industry.

•
At March 31, Rogers had approximately $1.8 billion in available credit under its $2.4 billion committed bank credit facility that matures in July, 2013, and no scheduled debt maturities until May 2011. This financial position provides us with substantial liquidity and flexibility.

•
Rogers announced on February 18 that its Board of Directors had approved a 16% increase in the annualized dividend rate to $1.16 per share and immediately declared a quarterly dividend of $0.29 a share on each of its outstanding shares at the new, higher rate. In addition, the Board approved the renewal of a normal course issuer bid (“NCIB”) to repurchase up to $300 million of Rogers’ Class B shares on the open market during the following twelve months.

•
On March 30, Rogers announced the appointment of Nadir Mohamed as President and Chief Executive Officer.  This appointment followed an extensive search carried out by our Board of Directors following the December 2008 passing of company founder and Chief Executive Officer Ted Rogers. A communications industry veteran with more than 25 years of experience, Nadir Mohamed was previously President and Chief Operating Officer of Rogers’ Communications Group division, which included our Wireless and Cable businesses.

Rogers Communications Inc.	2	First Quarter 2009

“The strength of our franchises is reflected in our first quarter results,” said Nadir Mohamed, President and Chief Executive Officer. “We delivered positive subscriber trends, expanded margins, and accelerated data revenue growth at Wireless, while Cable further expanded margins and meaningfully grew its cash flow, and Media continued to adjust its cost structure and position itself to emerge from the economic downturn with greater share and stronger ratings.”

“While Rogers is operating from a position of business and financial strength, we are clearly negotiating through challenging times and have much hard work in front of us to drive the performance of the business forward,” continued Mohamed “We will build upon our solid foundation by driving continuous enhancements to our customer experience, by improving our operating and capital efficiency and by continuing to deliver innovative services and leading edge technologies that our customers have come to expect.”

This management’s discussion and analysis (“MD&A”), which is current as of April 28, 2009, should be read in conjunction with our First Quarter 2009 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2008 Annual MD&A and our 2008 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 25 of our 2008 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2008.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•	“Cable”, which refers to our wholly-owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 52 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

Substantially all of our operations are in Canada.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	3	First Quarter 2009

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2009	2008	% Chg

Operating revenue
Wireless	$1,544	$1,431	8
Cable
Cable Operations	743	695	7
RBS	128	133	(4)
Rogers Retail	102	100	2
Corporate items and eliminations	(5)	(3)	67
	968	925	5
Media	284	307	(7)
Corporate items and eliminations	(49)	(54)	(9)
Total	2,747	2,609	5

Adjusted operating profit (loss)(1)
Wireless	710	705	1
Cable
Cable Operations	308	283	9
RBS	15	17	(12)
Rogers Retail	1	3	(67)
	324	303	7
Media	(10)	2	n/m
Corporate items and eliminations	(19)	(26)	(27)
Adjusted operating profit(1)	1,005	984	2
Stock-based compensation recovery(2)	81	116	(30)
Integration and restructuring expenses(3)	(4)	(5)	(20)
Operating profit(1)	1,082	1,095	(1)
Other income and expense, net(4)	773	751	3
Net income	$309	$344	(10)

Basic and diluted net income per share	$0.49	$0.54	(9)

As adjusted:(1)
Net income	$256	$270	(5)
Basic and diluted net income per share	$0.40	$0.42	(5)

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$174	$163	7
Cable
Cable Operations	104	121	(14)
RBS	8	4	100
Rogers Retail	3	3	-
	115	128	(10)
Media	14	21	(33)
Corporate(5)	56	9	n/m
Total	$359	$321	12

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three months ended March 31, 2009, costs incurred relate to the integration of Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”), and the closure of certain Rogers Retail stores. In the three months ended March 31, 2008, costs incurred relate to the integration of Futureway and Call-Net Enterprises Inc. (“Call-Net”), the restructuring of Rogers Business Solutions (“RBS”), and the closure of certain Rogers Retail stores.

(4)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
(5)	The year-over-year increase in corporate additions to PP&E for the three months ended March 31, 2009 primarily reflects approximately $31 million of spending on an enterprise-wide billing and business system initiative.
n/m: not meaningful.

Rogers Communications Inc.	4	First Quarter 2009

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2009	2008	% Chg

Operating revenue
Postpaid	$1,406	$1,297	8
Prepaid	67	66	2
Network revenue	1,473	1,363	8
Equipment sales	71	68	4
Total operating revenue	1,544	1,431	8

Operating expenses before the undernoted
Cost of equipment sales	225	145	55
Sales and marketing expenses	140	140	-
Operating, general and administrative expenses	469	441	6
	834	726	15
Adjusted operating profit(1)	710	705	1
Stock-based compensation recovery(2)	10	10	-
Operating profit(1)	$720	$715	1

Adjusted operating profit margin as % of network revenue(1)	48.2%	51.7%

Additions to PP&E(1)	$174	$163	7

(1)   As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.

Rogers Communications Inc.	5	First Quarter 2009

Summarized Wireless Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2009	2008	Chg

Postpaid
Gross additions	315	293	22
Net additions	104	97	7
Total postpaid retail subscribers	6,554	6,011	543
Average monthly revenue per user ("ARPU")(1)	$72.15	$72.55	$(0.40)
Average monthly usage (minutes)	570	570	-
Monthly churn	1.09%	1.10%	(0.01%)
Prepaid
Gross additions	130	133	(3)
Net losses	(32)	(29)	(3)
Total prepaid retail subscribers	1,460	1,395	65
ARPU(1)	$15.10	$15.70	$(0.60)
Monthly churn	3.63%	3.81%	(0.18%)

Blended ARPU(1)	$61.57	$61.73	$(0.16)

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Wireless Network Revenue

The year-over-year increase in subscriber additions reflects, in part, the growth in activations of smartphone and wireless laptop devices, offset by lower sales of voice only handsets. The increase in network revenue for the three months ended March 31, 2009, compared to the corresponding period of the prior year, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the year-over-year growth of wireless data. Year-over-year, blended ARPU remained relatively flat, which reflects the impact of a higher mix of postpaid customers and higher wireless data revenue, which was partially offset by declines in roaming and out-of-plan usage revenues as customers curtail travel and adjust their wireless usage during the economic recession. The reductions in roaming and out-of-plan usage, combined with a decrease in long-distance calling, caused a decline in the voice component of postpaid ARPU compared to the corresponding period of the prior year, which was mostly offset by the accelerating growth in wireless data.

Wireless’ success in the continued reduction of postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.

For the three months ended March 31, 2009, wireless data revenue increased by approximately 43% over the corresponding period of 2008, to $298 million. This acceleration of data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving the use of text messaging and e-mail, wireless Internet access, and other wireless data services. The increase in wireless data usage was partially offset by the impact of certain data services price reductions made during 2008. For the three months ended March 31, 2009, data revenue represented approximately 20% of total network revenue, compared to 15% in the corresponding period of 2008.

Rogers Communications Inc.	6	First Quarter 2009

Wireless Equipment Sales

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the larger volume of smartphones sold in the first quarter of 2009 versus the corresponding period of 2008.

Wireless activated more than 360,000 smartphone devices, including iPhone 3G and BlackBerry devices, during the first quarter of 2009. Approximately 40% of these activations were to subscribers new to Wireless with the other 60% being to existing Wireless subscribers who upgraded devices, committed to new multi-year-term contracts, and in most cases attached both voice and monthly data packages which generate considerably above average ARPU. Smartphone devices as a percent of postpaid gross additions increased to approximately 50% in the first quarter of 2009 versus approximately 30% in the corresponding period of 2008, while smartphone devices as a percent of device upgrades increased to approximately 50% in the first quarter of 2009 versus approximately 20% in the corresponding period of 2008. Because Wireless incurs significant upfront handset subsidies for each unit activated, the results of this successful smartphone sales campaign drove significantly higher acquisition and retention costs at Wireless in the first quarter of 2009 versus the corresponding period of 2008.

The high upfront cost associated with adding smartphone subscribers so rapidly is an investment made to contract customers with significantly higher than average ARPU for multi-year terms which will have the effect in subsequent periods of being accretive to overall ARPU while reducing overall churn.

Wireless Operating Expenses

	Three months ended March 31,
(In millions of dollars)	2009	2008	% Chg

Operating expenses
Cost of equipment sales	$225	$145	55
Sales and marketing expenses	140	140	-
Operating, general and administrative expenses	469	441	6
Operating expenses before the undernoted	834	726	15
Stock-based compensation recovery(1)	(10)	(10)	-
Total operating expenses	$824	$716	15

(1)	See the section entitled “Stock-based Compensation”.

As a result of the significant number of smartphone activations versus the year ago quarter, certain Wireless metrics for the first quarter of 2009, including cost of equipment sales and retention costs, increased significantly over the corresponding quarter in 2008.  These cost increases had a dilutive impact on Wireless’ operating profit growth. However, the large majority of smartphone customers subscribe to both voice and data service plans for multi-year terms, which has, to date, resulted in these customers generating greater than 150% of the average subscriber ARPU. We expect that our investments in attracting and retaining these high value smartphone subscribers will result in the creation of significant net positive lifetime value per subscriber added. Consequently, Wireless' ARPU levels are expected to be positively impacted over the term of the subscribers’ multi-year contracts. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	7	First Quarter 2009

The increase in cost of equipment sales for the three months ended March 31, 2009, compared to the corresponding period of the prior year, was primarily the result of the large volume of smartphone sales.

The year-over-year increase in operating, general and administrative expenses, excluding retention spending discussed below, in the three months ended March 31, 2009, compared to the corresponding period of 2008, was primarily driven by the overall growth in the Wireless subscriber base. In addition, Wireless incurred higher costs to support increased usage of wireless data services, as well as increases in information technology and customer care as a result of the complexity of supporting more sophisticated devices and services. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $143 million in the three months ended March 31, 2009, compared to $94 million in the corresponding period of the prior year. As a result of its continued successful smartphone marketing campaign, Wireless had a higher rate of upgrade activity by existing subscribers during the quarter versus the corresponding period in 2008. Approximately 60% of the smartphone device activations in the first quarter of 2009 were hardware and service plan upgrades by existing subscribers which drove the largest portion of the increase in retention spending.

Wireless Adjusted Operating Profit

The year-over-year increase in adjusted operating profit reflects the increase in network revenue largely offset by the significant increase in cost of equipment sales from the smartphone handset subsidies discussed above. Primarily as a result of our investment in a significant number of high ARPU, but high subsidy smartphone activations, Wireless’ adjusted operating profit margin on network revenue (which excludes equipment sales revenue) decreased to 48.2% for the three months ended March 31, 2009, compared to the historically high 51.7% in the corresponding period of 2008.

Wireless Additions to Property, Plant and Equipment (“PP&E”)

Wireless additions to PP&E are classified into the following categories:

	Three months ended March 31,
(In millions of dollars)	2009	2008	% Chg

Additions to PP&E
High-Speed Packet Access ("HSPA")	$85	$62	37
Network - capacity	21	41	(49)
Network - other	48	38	26
Information and technology and other	20	22	(9)
Total additions to PP&E	$174	$163	7

Rogers Communications Inc.	8	First Quarter 2009

Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to various markets across Canada. Other network-related PP&E additions included national site build activities, test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, and new product platforms. Information and technology and other initiatives included billing and back-office system upgrades, and other facilities and equipment spending.

CABLE

Summarized Cable Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2009(1)	2008	% Chg

Operating revenue
Cable Operations(2)	$743	$695	7
RBS	128	133	(4)
Rogers Retail	102	100	2
Intercompany eliminations	(5)	(3)	67
Total operating revenue	968	925	5

Operating profit before the undernoted
Cable Operations(2)	308	283	9
RBS	15	17	(12)
Rogers Retail	1	3	(67)
Adjusted operating profit(3)	324	303	7
Stock-based compensation recovery(4)	25	33	(24)
Integration and restructuring expenses(5)	(4)	(5)	(20)
Operating profit(4)	$345	$331	4

Adjusted operating profit margin(3)
Cable Operations(2)	41.5%	40.7%
RBS	11.7%	12.8%
Rogers Retail	1.0%	3.0%

Additions to PP&E(3)
Cable Operations(2)	$104	$121	(14)
RBS	8	4	100
Rogers Retail	3	3	-
Total additions to PP&E	$115	$128	(10)

(1)	The operating results of Aurora Cable are included in Cable’s results of operations from the date of acquisition on June 12, 2008.
(2)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(4)	See the section entitled “Stock-based Compensation”.
(5)
In the three months ended March 31, 2009, costs incurred relate to the integration of Futureway and Aurora Cable, and the closure of certain Rogers Retail stores. In the three months ended March 31, 2008, costs incurred relate to the integration of Futureway and Call-Net, the restructuring of RBS, and the closure of certain Rogers Retail stores.

Rogers Communications Inc.	9	First Quarter 2009

The following segment discussions provide a detailed discussion of the Cable operating results.

CABLE OPERATIONS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2009	2008	% Chg

Operating revenue
Core Cable	$428	$403	6
Internet	186	166	12
Rogers Home Phone	129	126	2
Total Cable Operations operating revenue	743	695	7

Operating expenses before the undernoted
Sales and marketing expenses	55	64	(14)
Operating, general and administrative expenses	380	348	9
	435	412	6
Adjusted operating profit(1)	308	283	9
Stock-based compensation recovery(2)	23	31	(26)
Integration and restructuring expenses(3)	(1)	-	n/m
Operating profit(1)	$330	$314	5

Adjusted operating profit margin(1)	41.5%	40.7%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the integration of Futureway and Aurora Cable.

Rogers Communications Inc.	10	First Quarter 2009

Summarized Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands)	2009	2008	Chg

Cable homes passed(1)	3,560	3,597	(37)

Basic Cable
Net losses	(8)	-	(8)
Total Basic Cable subscribers(2)	2,312	2,295	17

Cable High-speed Internet
Net additions(3)	11	39	(28)
Total Internet subscribers (residential)(2)(3)	1,582	1,491	91

Digital Cable
Terminals, net additions	78	103	(25)
Total terminals in service(2)	2,361	1,974	387
Households, net additions	35	49	(14)
Total households(2)	1,585	1,402	183

Cable telephony lines
Net additions and migrations(4)	17	46	(29)
Total Cable telephony lines(2)	857	702	155

Cable Revenue Generating Units ("RGUs")(5)
Net additions	55	134	(79)
Total RGUs	6,336	5,890	446

Circuit-switched lines
Net losses and migrations(4)	(23)	(14)	(9)
Total circuit-switched lines	192	320	(128)

(1)	Since March 31, 2008, a change in subscriber reporting resulted in a cumulative decrease to cable homes passed of approximately 157,000.
(2)
On June 12, 2008 we acquired approximately 16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital households and 2,000 cable telephony subscriber lines, representing 35,000 RGUs, from Aurora Cable.

(3)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 9,000 and 19,000 at March 31, 2009 and March 31, 2008, respectively. In addition, net additions excludes ADSL subscriber losses of 2,000 in the three months ended March 31, 2009 and ADSL subscriber gains of 2,000 in the three months ended March 31, 2008. The comparative figures have been restated to conform to the basis of presentation used in the current year.  In addition, during the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base.  These subscribers are not included in net additions for 2008.

(4)	Includes approximately 5,000 and 3,000 migrations from circuit-switched to cable telephony for the three months ended March 31, 2009 and 2008, respectively.
(5)	Cable RGUs are comprised of basic cable subscribers, digital cable households, Cable high-speed Internet subscribers and residential cable telephony lines.

An overall economic recession in Ontario has resulted in lower net additions of most of our cable products in the first quarter of 2009 compared to the corresponding period of 2008.  The impact of this recession has most impacted new sales of our Internet and Home Phone products as customers move residences less and growth in new home construction has slowed significantly, which historically are two of Cable’s largest sources of new product sales.

Rogers Communications Inc.	11	First Quarter 2009

Core Cable Revenue

Within Cable Operations, the increase in Core Cable revenue for the three months ended March 31, 2009, compared to the corresponding period of 2008, reflects the continued deepening penetration of our digital cable product offerings. Additionally, the impact of certain price changes introduced during the previous twelve months to both our basic and digital cable services contributed to the growth in revenue.

The digital cable subscriber base grew by 13% from March 31, 2008 to March 31, 2009. Digital penetration now represents approximately 69% of basic cable households. Increased demand from subscribers for digital content generally and increasingly for HDTV and personal video recorder (“PVR”) digital set-top box equipment, combined with multi-product marketing campaigns which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 35,000 in the three months ended March 31, 2009. In addition, digital cable subscriber box additions shifted in mix to a heavier weighting of customer purchase as opposed to rental in response to promotional activity in the early part of the quarter.

Internet (Residential) Revenue

The year-over-year increase in Internet revenues for the three months ended March 31, 2009, primarily reflects the 6% increase in the Internet subscriber base combined with increased ARPU resulting from Internet services price increases made during the previous twelve months and incremental revenue from charges for additional usage for customers who exceed prescribed monthly gigabyte allowances.

With the high-speed Internet base now at approximately 1.6 million, Internet penetration is approximately 44% of the homes passed by our cable networks and 68% of our basic cable customer base.

In addition to the economic impacts on sales as discussed above, the lower high-speed Internet net additions also reflect an increasing degree of product maturation as penetration of broadband in Canada continues to deepen.

Rogers Home Phone Revenue

The revenue growth of Rogers Home Phone for the three months ended March 31, 2009, reflects the year-over-year growth in the cable telephony customer base, offset by the ongoing decline of the circuit-switched and long-distance only customer bases. The lower net additions of cable telephony lines in the quarter versus the corresponding period of the previous year reflects the impact of economic recession in Ontario combined with intensified win-back activities by incumbent telecom providers as Rogers’ market share increases.

The base of cable telephony lines grew 22% from March 31, 2008 to March 31, 2009. At March 31, 2009, cable telephony lines represented 24% of the homes passed by our cable networks and 37% of basic cable subscribers.

Rogers Communications Inc.	12	First Quarter 2009

Cable continues to focus principally on growing its on-net cable telephony line base, and as part of this on-net focus, began to significantly de-emphasize circuit-switched sales early in 2008 and intensified its efforts to convert circuit-switched lines that are within the cable territory onto its cable telephony platform. Of the 17,000 net line additions to cable telephony during the quarter, approximately 5,000 were migrations of lines from our circuit-switched platform to our cable telephony platform. Because of the strategic decision to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers shrinks over time.

Cable Operations Operating Expenses

The increase in Cable’s operating expenses for the three months ended March 31, 2009 compared to the corresponding period of 2008 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, credit and collection costs, increases in information technology costs, and CRTC Part II fees. Partially offsetting these increases was a reduction in certain other costs resulting from lower volumes of RGU net additions than in the corresponding period of the prior year and the result of efficiency initiatives across various activity based functions.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above; partially offset by the changes in Cable’s operating expenses. As a result, Cable Operations adjusted operating profit margins increased to 41.5% for the three months ended March 31, 2009, compared to 40.7% in the corresponding period of 2008.

Cable Operations’ base of circuit-switched local telephony customers as discussed above, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately 192,000 residential customers (of which approximately 25% are within Cable Operations’ footprint), has a dilutive impact on operating profit margins.

Rogers Communications Inc.	13	First Quarter 2009

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2009	2008	% Chg

RBS operating revenue	$128	$133	(4)

Operating expenses before the undernoted
Sales and marketing expenses	6	7	(14)
Operating, general and administrative expenses	107	109	(2)
	113	116	(3)
Adjusted operating profit(1)	15	17	(12)
Stock-based compensation recovery(2)	1	1	-
Integration and restructuring expenses(3)	-	(1)	n/m
Operating profit(1)	$16	$17	(6)

Adjusted operating profit margin(1)	11.7%	12.8%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the integration of Call-Net and the restructuring of RBS.

Summarized Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands)	2009	2008	Chg

Local line equivalents(1)(2)
Total local line equivalents	193	222	(29)

Broadband data circuits(3)
Total broadband data circuits	37	31	6

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for 2008.

RBS Revenue

The modest decrease in RBS revenues reflects a decline in the lower margin resale and legacy data service businesses, with a shift in focus to leveraging on-net revenue opportunities utilizing Cable’s existing network facilities. As well, RBS continues to focus on retaining its existing medium-enterprise and carrier customer base. For the three months ended March 31, 2009, RBS data and local revenues declined modestly, offset partially by an increase in long-distance revenue compared to the corresponding period of 2008.

Rogers Communications Inc.	14	First Quarter 2009

RBS continues to focus on managing the profitability of its existing customer base and evaluating profitable opportunities within the medium and large enterprise and carrier segments, while Cable Operations focuses on continuing to grow Rogers’ penetration of telephony and Internet services into the small business and home office markets within Cable’s territory.

RBS Operating Expenses

Operating, general and administrative expenses were relatively unchanged compared to the corresponding period of 2008 as a modest increase in carrier charges was offset by reductions in customer care and engineering costs.

The reduction in sales and marketing expenses for the three months ended March 31, 2009, compared to the corresponding period of the prior year, reflects streamlining initiatives associated with the refocusing of RBS’ business as discussed above.

RBS Adjusted Operating Profit

The changes described above resulted in RBS adjusted operating profit of $15 million for the three months ended March 31, 2009, relatively unchanged from the $17 million recorded in the corresponding period of 2008.

ROGERS RETAIL

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2009	2008	% Chg

Rogers Retail operating revenue	$102	$100	2

Operating expenses	101	97	4
Adjusted operating profit(1)	1	3	(67)
Stock-based compensation recovery(2)	1	1	-
Integration and restructuring expenses(3)	(3)	(4)	(25)
Operating profit (loss)(1)	$(1)	$-	n/m

Adjusted operating profit margin(1)	1.0%	3.0%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the closure of certain Rogers Retail stores.

Rogers Retail Revenue

Rogers Retail revenue for the three months ended March 31, 2009, compared to the corresponding period of 2008, was relatively unchanged as the result of increased sales of Rogers Wireless and Cable products and services being mostly offset by the ongoing decline in video rentals.

Rogers Communications Inc.	15	First Quarter 2009

Rogers Retail Adjusted Operating Profit

Adjusted operating profit at Rogers Retail was also relatively unchanged for the three months ended March 31, 2009, compared to the corresponding period of 2008, and reflects the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended March 31,
(In millions of dollars)	2009	2008	% Chg

Additions to PP&E
Customer premise equipment	$33	$46	(28)
Scalable infrastructure	35	35	-
Line extensions	8	9	(11)
Upgrades and rebuild	5	3	67
Support capital	23	28	(18)
Total Cable Operations	104	121	(14)
RBS	8	4	100
Rogers Retail	3	3	-
	$115	$128	(10)

The decline in Cable Operations PP&E additions for the three months ended March 31, 2009 compared to the corresponding period in 2008 resulted primarily from lower spending on customer premise equipment as a result of lower RGU additions during the period combined with the utilization during the quarter of inventory which was purchased late in the fourth quarter of 2008.

The increase in RBS PP&E additions for the three months ended March 31, 2009, compared to the corresponding period of 2008, primarily reflects the timing of expenditures on customer networks and support capital.

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

Rogers Communications Inc.	16	First Quarter 2009

MEDIA

Summarized Media Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2009(1)(2)	2008	% Chg

Operating revenue	$284	$307	(7)

Operating expenses before the undernoted	294	305	(4)
Adjusted operating profit (loss)(3)	(10)	2	n/m
Stock-based compensation recovery(4)	16	20	(20)
Operating profit(5)	$6	$22	(73)

Adjusted operating profit (loss) margin(3)	(3.5%)	0.7%

Additions to property, plant and equipment(3)	$14	$21	(33)

(1)	The operating results of channel m are included in Media’s results of operations from the date of acquisition on April 30, 2008.
(2)	The operating results of Outdoor Life Network are included in Media’s results of operations from the date of acquisition on July 31, 2008.
(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(4)	See the section entitled “Stock-based Compensation”.

Media Revenue

The decrease in Media’s revenues for the three months ended March 31, 2009, compared to the corresponding period of 2008, primarily reflects revenue declines at Publishing, Radio and Television driven by the soft advertising market and at The Shopping Channel driven by a challenging environment for consumer discretionary retail sales. These decreases were partially offset by an increase in subscriber revenue at Sportsnet, as well as growth at Sports Entertainment.

Media Operating Expenses

The decrease in Media’s operating expenses for the three months ended March 31, 2009, compared to the corresponding period of 2008, primarily reflects lower variable costs associated with a decline in sales at The Shopping Channel, lower costs associated with printing at Publishing, and a focused cost containment program across all of Media’s divisions. These decreases were partially offset by increased programming costs at Sportsnet.

Media Adjusted Operating Profit

The decrease in Media’s adjusted operating profit for the three months ended March 31, 2009, compared to the corresponding period of 2008, primarily reflects the revenue and expense changes discussed above and overall is reflective of the challenging economic conditions and the resultant declines in advertising and retail sales activity.

Rogers Communications Inc.	17	First Quarter 2009

Media Additions to PP&E

The majority of Media’s PP&E additions in the three months ended March 31, 2009, reflect the continued construction of a new television production facility for the combined Ontario operations of Citytv and OMNI, with the overall decline from the three months ended March 31, 2008, a result of the aforementioned cost containment initiatives.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the tables in the Supplemental Information section entitled “Segmented Information”.

	Three months ended March 31,
(In millions of dollars)	2009	2008	% Chg

Net income	$309	$344	(10)
Income tax expense	160	170	(6)
Other income, net	(2)	(8)	(75)
Change in the fair value of derivative instruments	(10)	4	n/m
Foreign exchange loss	29	7	n/m
Interest on long-term debt	152	138	10
Operating income	638	655	(3)
Depreciation and amortization	444	440	1
Operating profit	1,082	1,095	(1)
Stock-based compensation recovery	(81)	(116)	(30)
Integration and restructuring expenses	4	5	(20)
Adjusted operating profit	$1,005	$984	2

Net Income and Net Income Per Share

We recorded net income of $309 million for the three months ended March 31, 2009, or basic and diluted net income per share of $0.49, compared to net income of $344 million, or basic and diluted net income per share of $0.54 in the corresponding period in 2008.

Income Tax Expense

Due to our non-capital loss carryforwards, our income tax expense for the three month periods ended March 31, 2009 and March 31, 2008 substantially represents non-cash income taxes. Our effective tax rates for the three months ended March 31, 2009 and March 31, 2008 were 34.1% and 33.1%, respectively. These rates were not materially different than the respective statutory tax rates of 32.2% and 32.7%.

Rogers Communications Inc.	18	First Quarter 2009

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments in the three months ended March 31, 2009 was primarily the result of the changes in the value of the Canadian dollar relative to that of the U.S. dollar related to the cross-currency interest rate exchange agreements (“Derivatives”) hedging the US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. We have recorded the fair value of our Derivatives using an estimated credit-adjusted mark-to-market valuation. The impact of such valuation is illustrated in the section entitled “Mark-to-Market Value of Derivatives”.

Foreign Exchange Loss

During the three months ended March 31, 2009, the Canadian dollar weakened by 3.56 cents versus the U.S. dollar resulting in a foreign exchange loss of $29 million, primarily related to US$750 million of U.S. dollar-denominated long-term debt that is not hedged for accounting purposes. During the corresponding period of 2008, the Canadian dollar weakened by 3.98 cents versus the U.S. dollar and resulted in a foreign exchange loss of $7 million during the three months ended March 31, 2008.

Interest on Long-Term Debt

The increase in interest expense for the three months ended March 31, 2009, compared to the corresponding period of 2008, is primarily due to the $1.0 billion net increase in long-term debt at March 31, 2009 compared to March 31, 2008, including the impact of Derivatives, partially offset by a slightly lower weighted average interest rate on long-term debt at March 31, 2009 compared to March 31, 2008. The net increase in our long-term debt at March 31, 2009 compared to March 31, 2008 was largely due to the payment of an aggregate $1.0 billion in the third quarter of 2008 for the acquisition of spectrum licences in the AWS spectrum auction.

Operating Income

The decrease in operating income in the three months ended March 31, 2009, compared to the corresponding period of 2008, reflects the growth in expenses, of $155 million exceeding the growth in revenue of $138 million. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three months ended March 31, 2009, compared to the corresponding period of 2008, primarily reflects an increase in depreciation on PP&E.

Rogers Communications Inc.	19	First Quarter 2009

Stock-based Compensation

A summary of stock-based compensation (recovery) expense is as follows:

	Stock-based Compensation (Recovery) Expense Included in Operating, General and Administrative Expenses
	Three months ended March 31,
(In millions of dollars)	2009	2008

Wireless	$(10)	$(10)
Cable	(25)	(33)
Media	(16)	(20)
Corporate	(30)	(53)
	$(81)	$(116)

At March 31, 2009, we had a liability of $179 million (March 31, 2008 - $359 million) related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three months ended March 31, 2009 and March 31, 2008, $19 million and $21 million, respectively, was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007.

Integration and Restructuring Expenses

During the three months ended March 31, 2009, we incurred $4 million of restructuring expenses related to the closure of certain retail stores and the integration of previously acquired businesses and related restructuring.

Adjusted Operating Profit

As discussed above, Wireless and Cable both contributed to the increase in adjusted operating profit for the three months ended March 31, 2009 compared to the three months ended March 31, 2008, which was partially offset by the decrease in Media’s adjusted operating profit. Wireless’ quarterly adjusted operating profit was reduced as a result of the significant costs associated with the heavy sales volumes of subsidized smartphone devices as discussed above, while Media’s quarterly adjusted operating profit reflects the declines in advertising sales and consumer discretionary purchases amidst the economic recession. For discussions of the results of operations of each of these segments, refer to the respective segment sections above.

Consolidated adjusted operating profit for the three months ended March 31, 2009 and March 31, 2008, respectively, excludes: (i) stock-based compensation recovery of $81 million and $116 million; and (ii) integration and restructuring expenses of $4 million and $5 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	20	First Quarter 2009

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Liquidity

For the three months ended March 31, 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $887 million from $869 million in the corresponding period of 2008. The $18 million increase is primarily the result of a $21 million increase in adjusted operating profit.

Taking into account the changes in non-cash working capital items for the three months ended March 31, 2009, cash generated from operations was $693 million, compared to $699 million in the corresponding period of 2008.

Net funds used during the three months ended March 31, 2009 totalled approximately $769 million, the details of which include the following:

•	Additions to PP&E of $490 million, including $131 million of related changes in non-cash working capital;

•	Net repayments under our bank credit facility aggregating $70 million;

•	The payment of quarterly dividends of $159 million on our Class A Voting and Class B Non-Voting shares; and

•	Payments for program rights and other investments aggregating $50 million.

Taking into account the cash deficiency of $19 million at the beginning of the period and the uses of funds described above, the cash deficiency at March 31, 2009 was $95 million.

Financing

Our long-term debt instruments are described in Note 14 to the 2008 Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2009.

As mentioned above, during the three months ended March 31, 2009, an aggregate $70 million net repayment was made under our bank credit facility, leaving approximately $1.8 billion available for drawdown under our $2.4 billion bank credit facility.

Normal Course Issuer Bid

In February 2009, Rogers filed a normal course issuer bid (“NCIB”) authorizing us to repurchase up to the lesser of 15 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. This NCIB, which expires on February 19, 2010, replaced a previously filed NCIB which expired in January 2009.  During the three months ended March 31, 2009, no shares were repurchased.  The number of Class B Non-Voting shares to be purchased under the NCIB, if any, and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

Rogers Communications Inc.	21	First Quarter 2009

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

During the three months ended March 31, 2009, there was no change in our U.S. dollar-denominated debt or in our Derivatives. On March 31, 2009, 93.3% of our U.S. dollar-denominated debt was hedged on an economic basis while 87.4% of our U.S. dollar-denominated debt was hedged on an accounting basis under Canadian GAAP.

Consolidated Hedged Position

(In millions of dollars, except percentages)	March 31, 2009			December 31, 2008

U.S. dollar-denominated long-term debt	US $	5,940		US $	5,940

Hedged with Derivatives	US $	5,540		US $	5,540

Hedged exchange rate	Cdn $	1.2043		Cdn $	1.2043

Percent hedged		93.3%	(1)		93.3%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn $	8,327		Cdn $	8,383
Total long-term debt at fixed rates	Cdn $	7,812		Cdn $	7,798
Percent of long-term debt fixed		93.8%			93.0%

Weighted average interest rate on long-term debt		7.27%			7.29%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on March 31, 2009, RCI accounted for 93.5% of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 87.4% of U.S. dollar denominated debt is hedged for accounting purposes versus 93.3% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Mark-to-Market Value of Derivatives

In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which was determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit default swap spread ("CDS Spread") for the relevant term and counterparty for each derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the CDS Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. - those Derivatives for which Rogers owes the counterparties), Rogers' CDS Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

Rogers Communications Inc.	22	First Quarter 2009

The effect of estimating the credit-adjusted value of Derivatives at March 31, 2009 versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at March 31, 2009, the credit-adjusted estimated net asset value of Rogers’ Derivatives portfolio was $95 million, which is $79 million less than the unadjusted risk-free mark-to-market net asset value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net asset (liability) position (A + B)

Mark-to-market value - risk free analysis	$695	$(521)	$174

Mark-to-market value - credit-adjusted estimate (carrying value)	$592	$(497)	$95

Difference	$(103)	$24	$(79)

Long-term Debt Plus Net Derivative Liabilities (Assets)

The aggregate of our long-term debt plus net derivative liabilities (assets) at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, calculated as follows:

(In millions of dollars)	March 31, 2009	December 31, 2008

Long-term debt(1)	$8,647	$8,507

Net derivative liabilities (assets) at the risk-free analytical value(1)	$(174)	$144

Total	$8,473	$8,651

(1)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

Rogers Communications Inc.	23	First Quarter 2009

Outstanding Share Data

Set out below is our outstanding share data as at March 31, 2009. For additional information, refer to Note 18 of our 2008 Annual Audited Consolidated Financial Statements and the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2009.

March 31, 2009

Common Shares Outstanding(1)

Class A Voting	112,462,014
Class B Non-Voting	523,452,687

Options to purchase Class B Non-Voting shares

Outstanding options	16,033,938
Outstanding options exercisable	10,663,965

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

On October 28, 2008, our Board of Directors declared a quarterly dividend of $0.25 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $159 million was paid on January 2, 2009 to shareholders of record on November 25, 2008.

On February 17, 2009, our Board of Directors adopted a dividend policy which increased the annualized dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

In addition, on February 17, 2009, our Board of Directors declared a quarterly dividend of $0.29 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend was paid on April 1, 2009 to shareholders of record on March 6, 2009 and is the first quarterly dividend to reflect the newly increased $1.16 per share annualized dividend level.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2008 Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2008 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2008.

Rogers Communications Inc.	24	First Quarter 2009

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2008 Annual MD&A. Significant developments regarding those regulations since December 31, 2008 are as follows:

Over-the-Air Television Station Licence Renewals

In March 2009, the CRTC issued Broadcasting Notice of Consultation 2009-70-1, which confirmed that fee-for-carriage (“FFC”) for local broadcasters will not be part of the April 2009 proceeding considering one-year licence renewal applications for private conventional television stations. FFC will be considered during the group-based renewal proceeding scheduled for the spring of 2010. In this Notice, the CRTC also asked for comments on whether the 1% of broadcasting distribution undertaking (“BDU”) gross revenues to be contributed to the Local Programming Improvement Fund (“LPIF”) to begin in September 2009 will provide sufficient support for local programming in non-metropolitan markets. Timing for the implementation of the new CRTC distant signal regime based on negotiations between broadcasters and distributors will also be addressed.

Parliamentary Committee on Canadian Heritage Hearings On Conventional Television

In March 2009, the House of Commons Standing Committee on Canadian Heritage initiated a study including hearings on the future of television in Canada and the impact of current economic conditions on local programming.  The issue of FFC for local broadcasters is an identified topic in the study.  Hearings are scheduled to continue through the spring.

Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences

In March 2009, Industry Canada initiated a public consultation to discuss the renewal of cellular and PCS licences that expire on March 31, 2011. The decisions made as a result of this consultation will apply to cellular and PCS licences granted by any competitive process, including auctions.

Industry Canada is seeking comments on its proposal to renew licences and the licence conditions that would apply to new and renewed cellular and PCS licences, including issues such as licence terms, renewals and research and development. Industry Canada will also undertake a formal study to assess the current market value of these spectrum licences, and will launch a separate consultation later in 2009 that will seek comments on a proposed fee.

In addition, Industry Canada released a further consultation in April 2009, seeking comments on auction processes going forward. There is considerable overlap with the renewal consultation as issues such as research and development and licence terms will also be considered in that proceeding.

Consultation on Transition to Broadband Radio Service (“BRS”) in the Band 2500-2696 MHz

In March 2009, Industry Canada announced a new consultation process to address issues related to the transition to BRS licensing in this band and the establishment of a firm transition date to allow for nation-wide implementation of a new band plan and mobile services.  Industry Canada also announced that it will conduct a stakeholder proposal development process with existing licensees to identify band plan proposals that will be the subject of a future consultation.  The future consultation will also consider the policy and licensing frameworks for the auction of available spectrum in this band.

Rogers Communications Inc.	25	First Quarter 2009

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2008 Annual MD&A, which was current as of February 18, 2009, and should be reviewed in conjunction with this interim quarterly MD&A.
Significant developments since that date are as follows:

Over-the-Air Television Station Licence Renewals

As of March 31, 2009, the CRTC is considering the appropriate level of Cable's contribution to the new LPIF; any increase to the 1% of gross BDU revenue levy will increase Rogers' costs. See Over-the-Air Television Station Licence Renewal section under Government Regulation and Regulatory Developments.

Restrictions on the Use of Wireless Handsets While Driving may Reduce Subscriber Usage

In April 2009, the Ontario Legislature passed the bill prohibiting wireless handset usage while driving except with the use of Bluetooth or other hands free devices. The implementation date for enforcement of the legislation is unknown but is not anticipated prior to the fall of 2009. Similar legislation banning the use of handheld devices while driving, except when used in conjunction with hands-free devices, already exists in the provinces of Quebec, New Brunswick, Nova Scotia and Newfoundland and Labrador.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2008 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses;
•	Sales and marketing costs;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted operating profit margin;
•	Additions to PP&E; and
•	Long-term debt plus net derivative liabilities (assets).

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations and financial position reported under Canadian and U.S. GAAP.

Rogers Communications Inc.	26	First Quarter 2009

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three months ended March 31, 2009 and March 31, 2008, total amounts paid by us to these related parties, directly or indirectly, were $4 million and less than $1 million, respectively.

We have entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from these related parties, during the three months ended March 31, 2009 and March 31, 2008 were less than $0.5 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2008 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2008 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2009, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2008 Annual MD&A.

NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38, Intangible Assets. This new standard is effective for our Interim and Annual Consolidated Financial Statements commencing January 1, 2009 and was applied retrospectively, with restatement of prior periods. The adoption of CICA 3064 resulted in a $16 million decrease in long-term other assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no material impact on previously reported net income in 2008.

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

Rogers Communications Inc.	27	First Quarter 2009

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated interim financial information in accordance with IFRS including comparative figures for 2010.

The table below illustrates key elements of our conversion plan, our major milestones and current status. Our conversion plan is organized in phases over time and by area. We have completed all activities to date per our detailed project plan and expect to meet all milestones through to completion of the conversion to IFRS.

We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process and our conversion plan includes training for all other employees who will be impacted by our conversion to IFRS.

Although we have completed preliminary assessments of accounting and reporting differences, impacts on systems and processes and other areas of the business, we have not yet finalized these assessments. As we finalize our determination of the significant impacts on our financial reporting, including on our Key Performance Indicators, systems and processes, and other areas of our business, we intend to disclose such impacts in our future MD&As.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Activity	Milestones	Status
Financial reporting:
•      Assessment of accounting and reporting differences.
•      Selection of IFRS accounting policies and IFRS 1 elections.
•      Development of IFRS financial statement format, including disclosures.
•      Quantification of effects of conversion.

Senior management and audit committee approval for policy recommendations and IFRS elections during 2009.

Senior management and audit committee approval on financial statement format during 2010.

Final quantification of conversion effects on 2010 comparative period by Q1 2011.
Preliminary assessment of accounting and reporting differences completed. Selection of IFRS accounting policies and IFRS 1 elections underway.

Rogers Communications Inc.	28	First Quarter 2009

Systems and processes:
•      Assessment of impact of changes on systems and processes.
•      Implementation of any system and process design changes including training appropriate personnel.
•      Documentation and testing of internal controls over new systems and processes.
Systems, process and internal control changes implemented and training complete in time for parallel run in 2010. Testing of internal controls for 2010 comparatives completed by Q1 2011.	Preliminary assessment of required changes completed. Analysis of potential design solutions underway.
Business:
•      Assessment of impacts on all areas of the business, including contractual arrangements and implementation of changes as necessary.
•      Communicate conversion plan and progress against it internally and externally.
Contracts updated/renegotiated by end of 2010. Communication at all levels throughout the conversion process.	Preliminary assessment of impacts on other areas of the business completed. Communication is ongoing.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the first quarter of 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2008 Annual MD&A.

Rogers Communications Inc.	29	First Quarter 2009

2009 FINANCIAL AND OPERATING GUIDANCE

At this early point in the year we have no specific revisions to the 2009 annual financial and operating guidance ranges which we provided on February 18, 2009. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended March 31,
except ARPU figures and adjusted operating profit margin)	2009	2008

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,406	$1,297
Divided by: average postpaid wireless voice and data subscribers	6,496	5,959
Divided by: 3 months for the quarter	3	3
	$72.15	$72.55

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$67	$66
Divided by: average prepaid subscribers	1,479	1,401
Divided by: 3 months for the quarter	3	3
	$15.10	$15.70

Blended ARPU (monthly)
Voice and data revenue	$1,473	$1,363
Divided by: average wireless voice and data subscribers	7,975	7,360
Divided by: 3 months for the quarter	3	3
	$61.57	$61.73

Adjusted operating profit margin
Adjusted operating profit	$710	$705
Divided by network revenue	1,473	1,363
Adjusted operating profit margin	48.2%	51.7%

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

	Three months ended March 31,
(In millions of dollars, except adjusted operating profit margin)	2009	2008

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$308	$283
Divided by revenue	743	695
Cable Operations adjusted operating profit margin	41.5%	40.7%
RBS adjusted operating profit margin:
Adjusted operating profit	$15	$17
Divided by revenue	128	133
RBS adjusted operating profit margin	11.7%	12.8%

Rogers Communications Inc.	30	First Quarter 2009

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended March 31,
(In millions of dollars, number of shares outstanding in millions)	2009	2008

Operating profit	$1,082	$1,095
Add (deduct):
Stock-based compensation recovery	(81)	(116)
Integration and restructuring expenses	4	5
Adjusted operating profit	$1,005	$984

Net income	$309	$344
Add (deduct):
Stock-based compensation recovery	(81)	(116)
Integration and restructuring expenses	4	5
Income tax impact	24	37
Adjusted net income	$256	$270

Adjusted basic and diluted earnings per share:
Adjusted net income	$256	$270
Divided by: weighted average number of shares outstanding	636	639
Adjusted basic and diluted earnings per share	$0.40	$0.42

Rogers Communications Inc.	31	First Quarter 2009

SUPPLEMENTARY INFORMATION
Quarterly Consolidated Financial Summary

	2009	2008						2007
(In millions of dollars,
except per share amounts)	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4

Income Statement
Operating Revenue
Wireless	$1,544	$1,431	$1,522	$1,727	$1,655	$1,364	$1,442	$1,466
Cable	968	925	938	961	985	881	899	923
Media	284	307	409	386	394	348	339	364
Corporate and eliminations	(49)	(54)	(66)	(92)	(93)	(66)	(69)	(66)
	2,747	2,609	2,803	2,982	2,941	2,527	2,611	2,687

Operating profit before the undernoted
Wireless	710	705	769	693	639	664	686	658
Cable	324	303	304	318	313	243	265	265
Media	(10)	2	52	43	46	45	46	63
Corporate and eliminations	(19)	(26)	(36)	(29)	(30)	(22)	(13)	(29)
	1,005	984	1,089	1,025	968	930	984	957
Stock option plan amendment(1)	-	-	-	-	-	(452)	-	-
Stock-based compensation recovery (expense)(1)	81	116	(53)	62	(25)	(32)	(11)	(4)
Integration and restructuring expenses(2)	(4)	(5)	(3)	(2)	(41)	(15)	(5)	(17)
Adjustment for CRTC Part II fees decision(3)	-	-	(37)	-	-	-	18	-
Contract renegotiation fee(6)	-	-	-	-	-	-	-	(52)
Operating profit(4)	1,082	1,095	996	1,085	902	431	986	884
Depreciation and amortization	444	440	420	429	471	398	397	408
Impairment losses on goodwill, intangible assets and other long-term assets(5)	-	-	-	-	294	-	-	-
Operating income	638	655	576	656	137	33	589	476
Interest on long-term debt	(152)	(138)	(133)	(147)	(157)	(152)	(140)	(138)
Other income (expense)	(17)	(3)	11	-	(31)	(24)	(14)	-
Income tax reduction (expense)	(160)	(170)	(153)	(14)	(87)	87	(166)	(84)
Net income (loss) for the period	$309	$344	$301	$495	$(138)	$(56)	$269	$254

Net income (loss) per share:
Basic	$0.49	$0.54	$0.47	$0.78	$(0.22)	$(0.09)	$0.42	$0.40
Diluted	$0.49	$0.54	$0.47	$0.78	$(0.22)	$(0.09)	$0.42	$0.40

Additions to property, plant and equipment(4)	$359	$321	$481	$436	$783	$381	$397	$624

(1)	The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash pre-tax charge upon adoption of $452 million in the second quarter of 2007.
(2)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(3)	Related to an adjustment of CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.
(4)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(5)
In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening of industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

(6)	One-time charge resulting from the renegotiation of an Internet-related services agreement with Yahoo!.

Rogers Communications Inc.	32	First Quarter 2009

SUPPLEMENTARY INFORMATION
Adjusted Quarterly Consolidated Financial Summary(1)

	2009	2008						2007
(In millions of dollars,
except per share amounts)	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4

Income Statement
Operating Revenue
Wireless	$1,544	$1,431	$1,522	$1,727	$1,655	$1,364	$1,442	$1,466
Cable	968	925	938	961	985	881	899	923
Media	284	307	409	386	394	348	339	364
Corporate and eliminations	(49)	(54)	(66)	(92)	(93)	(66)	(69)	(66)
	2,747	2,609	2,803	2,982	2,941	2,527	2,611	2,687

Adjusted operating profit(2)
Wireless	710	705	769	693	639	664	686	658
Cable	324	303	304	318	313	243	265	265
Media	(10)	2	52	43	46	45	46	63
Corporate and eliminations	(19)	(26)	(36)	(29)	(30)	(22)	(13)	(29)
	1,005	984	1,089	1,025	968	930	984	957
Depreciation and amortization	444	440	420	429	471	398	397	408
Adjusted operating income	561	544	669	596	497	532	587	549
Interest on long-term debt	(152)	(138)	(133)	(147)	(157)	(152)	(140)	(138)
Other income (expense)	(17)	(3)	11	16	(31)	23	(14)	-
Income tax reduction (expense)	(136)	(133)	(183)	-	(145)	(104)	(165)	(109)
Adjusted net income for the period	$256	$270	$364	$465	$164	$299	$268	$302

Adjusted net income (loss) per share:
Basic	$0.40	$0.42	$0.57	$0.73	$0.26	$0.47	$0.42	$0.47
Diluted	$0.40	$0.42	$0.57	$0.73	$0.26	$0.47	$0.41	$0.47

Additions to property, plant and equipment(2)	$359	$321	$481	$436	$783	$381	$397	$624

(1)
This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation (recovery) expense, integration and restructuring expenses, adjustments to CRTC Part II fees related to prior periods,  losses on repayment of long-term debt, debt issuance costs and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	33	First Quarter 2009

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2008 Annual MD&A.

Rogers Communications Inc.	34	First Quarter 2009

Additional Information

Additional information relating to our company and business, including our 2008 Annual MD&A and 2008 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About the Company

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based network. Through Rogers Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Corporate and Media: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless and Cable: Terrie Tweddle, (416) 935 4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 8:00 a.m. ET today, April 29, 2009. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	35	First Quarter 2009

April 23, 2009

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three months ended March 31, 2009 and 2008

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended
	March 31,
	2009	2008

Operating revenue	$2,747	$2,609

Operating expenses:
Cost of sales	310	228
Sales and marketing	281	299
Operating, general and administrative	1,070	982
Integration and restructuring	4	5
Depreciation and amortization	444	440

Operating income	638	655

Interest on long-term debt	(152)	(138)
Foreign exchange loss	(29)	(7)
Change in fair value of derivative instruments	10	(4)
Other income, net	2	8

Income before income taxes	469	514

Income tax expense:
Current	-	2
Future	160	168
	160	170

Net income for the period	$309	$344

Basic and diluted net income per share (note 4)	$0.49	$0.54

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	March 31,	December 31,
	2009	2008
		(Restated,
		note 1(a))
Assets

Current assets:
Accounts receivable	$1,157	$1,403
Other current assets	502	442
Current portion of derivative instruments (note 9)	31	-
Future income tax assets	294	451
	1,984	2,296

Property, plant and equipment	7,883	7,898
Goodwill	3,012	3,024
Intangible assets	2,706	2,761
Investments	327	343
Derivative instruments (note 9)	561	507
Other long-term assets	248	253

	$16,721	$17,082

Liabilities and Shareholders' Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$95	$19
Accounts payable and accrued liabilities	1,792	2,412
Current portion of long-term debt (note 5)	1	1
Current portion of derivative instruments (note 9)	34	45
Unearned revenue	305	239
	2,227	2,716

Long-term debt (note 5)	8,646	8,506
Derivative instruments (note 9)	463	616
Other long-term liabilities	157	184
Future income tax liabilities	373	344
	11,866	12,366

Shareholders' equity (note 7)	4,855	4,716

	$16,721	$17,082

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(In millions of dollars)

Three months ended March 31, 2009

							Accumulated
	Class A Voting		Class B Non-Voting				other
	shares		shares				comprehensive	Total
		Number		Number	Contributed	Retained	income	shareholders'
	Amount	of shares	Amount	of shares	surplus	earnings	(loss)	equity
		(000s)		(000s)		(Restated,		(Restated,
						note 1(a))		note 1(a))
Balances, December 31, 2008	$72	112,462	$488	523,430	$3,560	$702	$(95)	$4,727
Change in accounting policy related to goodwill and intangible assets (note 1(a))	-	-	-	-	-	(11)	-	(11)
As restated, January 1, 2009	72	112,462	488	523,430	3,560	691	(95)	4,716
Net income for the period	-	-	-	-	-	309	-	309
Shares issued on exercise of stock options	-	-	1	23	-	-	-	1
Dividends declared	-	-	-	-	-	(184)	-	(184)
Other comprehensive income	-	-	-	-	-	-	13	13
Balances, March 31, 2009	$72	112,462	$489	523,453	$3,560	$816	$(82)	$4,855

Three months ended March 31, 2008

							Accumulated
	Class A Voting		Class B Non-Voting				other
	shares		shares				comprehensive	Total
		Number		Number	Contributed	Retained	income	shareholders'
	Amount	of shares	Amount	of shares	surplus	earnings	(loss)	equity
		(000s)		(000s)		(Restated,		(Restated,
						note 1(a))		note 1(a))
Balances, January 1, 2008	$72	112,462	$471	527,005	$3,689	$342	$50	$4,624
Change in accounting policy related to goodwill and intangible assets (note 1(a))	-	-	-	-	-	(11)	-	(11)
As restated, January 1, 2008	72	112,462	471	527,005	3,689	331	50	4,613
Net income for the period	-	-	-	-	-	344	-	344
Shares issued on exercise of stock options	-	-	3	57	-	-	-	3
Dividends declared	-	-	-	-	-	(159)	-	(159)
Other comprehensive loss	-	-	-	-	-	-	(106)	(106)
Balances, March 31, 2008	$72	112,462	$474	527,062	$3,689	$516	$(56)	$4,695

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended
	March 31,
	2009	2008

Net income for the period	$309	$344

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Decrease in fair value	(22)	(111)

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	240	151
Reclassification to net income of foreign exchange loss on long-term debt	(185)	(167)
Reclassification to net income of accrued interest	4	35
	59	19
	37	(92)
Related income taxes	(24)	(14)
	13	(106)

Comprehensive income for the period	$322	$238

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended
	March 31,
	2009	2008

Cash provided by (used in):

Operating activities:
Net income for the period	$309	$344
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	444	440
Program rights and Rogers Retail rental amortization	40	35
Future income taxes	160	168
Unrealized foreign exchange loss	27	-
Change in the value of derivative instruments	(10)	4
Stock-based compensation recovery	(81)	(116)
Amortization on fair value increment of long-term debt	(1)	(1)
Other	(1)	(5)
	887	869
Change in non-cash operating working capital items	(194)	(170)
	693	699

Investing activities:
Additions to property, plant and equipment ("PP&E")	(359)	(321)
Change in non-cash working capital items related to PP&E	(131)	(82)
Acquisitions, net of cash and cash equivalents acquired	-	(7)
Additions to program rights	(44)	(36)
Deposits paid on acquisition	-	(16)
Other	(6)	2
	(540)	(460)

Financing activities:
Issuance of long-term debt	365	250
Repayment of long-term debt	(435)	(415)
Dividends paid	(159)	(80)
	(229)	(245)

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows (continued)
(In millions of dollars)

	Three months ended
	March 31,
	2009	2008

Decrease in cash and cash equivalents	(76)	(6)

Cash deficiency, beginning of period	(19)	(61)

Cash deficiency, end of period	$(95)	$(67)

Supplemental cash flow information:
Interest paid	$153	$104

The change in non-cash operating working capital items is as follows:
Decrease in accounts receivable	$246	$118
Increase in other assets	(74)	(90)
Decrease in accounts payable and accrued liabilities	(432)	(225)
Increase in unearned revenue	66	27

	$(194)	$(170)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2008 (the "2008 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2008 financial statements except for the adoption of new accounting policies described below.

	(a)	Goodwill and intangible assets:

In 2008, The Canadian Institute of Chartered Accountants' ("CICA") issued Handbook Section 3064, Goodwill and Intangible Assets ("CICA 3064").  CICA 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009 and was applied retrospectively, with restatement of prior periods.  The adoption of CICA 3064 resulted in a $16 million decrease in long-term other assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no impact on previously reported net income in 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

1.	Basis of presentation and accounting policies (continued):

	(b)	Recent accounting pronouncements:

International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has completed a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements.  As this assessment is finalized, the Company intends to disclose such impacts in its future consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date.  The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

2.	Segmented information:

All of the Company's reportable segments are substantially in Canada. Information by reportable segment is as follows:

	Three months ended March 31, 2009					Three months ended March 31, 2008
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$1,544	$968	$284	$(49)	$2,747	$1,431	$925	$307	$(54)	$2,609

Cost of sales	225	49	37	(1)	310	145	45	46	(8)	228
Sales and marketing	140	107	52	(18)	281	140	117	60	(18)	299
Operating, general and administrative*	469	488	205	(11)	1,151	441	460	199	(2)	1,098
	710	324	(10)	(19)	1,005	705	303	2	(26)	984
Integration and restructuring	-	4	-	-	4	-	5	-	-	5
Stock-based compensation recovery*	(10)	(25)	(16)	(30)	(81)	(10)	(33)	(20)	(53)	(116)
	720	345	6	11	1,082	715	331	22	27	1,095

Depreciation and amortization	156	204	14	70	444	142	193	15	90	440

Operating income (loss)	$564	$141	$(8)	$(59)	638	$573	$138	$7	$(63)	655

Interest on long-term debt					(152)					(138)
Foreign exchange loss					(29)					(7)
Change in fair value of derivative instruments					10					(4)
Other income, net					2					8

Income before income taxes					$469					$514

Additions to PP&E	$174	$115	$14	$56	$359	$163	$128	$21	$9	$321

*Included with operating, general and administrative operating expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

2.	Segmented information (continued):

In addition, Cable consists of the following reportable segments:

	Three months ended March 31, 2009					Three months ended March 31, 2008
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$743	$128	$102	$(5)	$968	$695	$133	$100	$(3)	$925

Cost of sales	-	-	49	-	49	-	-	45	-	45
Sales and marketing	55	6	46	-	107	64	7	46	-	117
Operating, general and administrative*	380	107	6	(5)	488	348	109	6	(3)	460
	308	15	1	-	324	283	17	3	-	303
Integration and restructuring	1	-	3	-	4	-	1	4	-	5
Stock-based compensation recovery*	(23)	(1)	(1)	-	(25)	(31)	(1)	(1)	-	(33)
	$330	$16	$(1)	$-	345	$314	$17	$-	$-	331

Depreciation and amortization					204					193

Operating income					$141					$138

Additions to PP&E	$104	$8	$3	$-	$115	$121	$4	$3	$-	$128

*Included with operating, general and administrative operating expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

3.	Business combinations and divestitures:

During the three months ended March 31, 2009, the Company finalized the purchase price allocation for the Outdoor Life Network acquisition, which was acquired on July 31, 2008.  This resulted in an increase in broadcast licence of $15 million, an increase in future income tax liabilities of $3 million, and a corresponding decrease in goodwill of $12 million from the purchase price allocation recorded and disclosed at December 31, 2008.  The final purchase price allocation is as follows:

Purchase price	$39

Current assets	$11
Future income tax liabilities	(3)
Current liabilities	(3)
Broadcast licence	15

Fair value of net assets acquired	$20

Goodwill	$19

           The goodwill has been allocated to the Media reporting segment and is not tax deductible.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

4.	Net income per share:

	Three months ended
	March 31,
	2009	2008

Numerator:
Net income for the period, basic and diluted	$309	$344

Denominator (in millions):
Weighted average number of shares outstanding - basic and diluted	636	639

Basic and diluted net income per share	$0.49	$0.54

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

5.	Long-term debt:

	Due	Principal		Interest	March 31,	December 31,
	date	amount		rate	2009	2008

Corporate:
Bank credit facility				Floating	$515	$585
Senior Notes	2018	$U.S.	1,400	6.80%	1,764	1,714
Senior Notes	2038	U.S.	350	7.50%	441	429

Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S.	490	9.625%	618	600
Senior Notes	2011		460	7.625%	460	460
Senior Notes	2012	U.S.	470	7.25%	592	575
Senior Notes	2014	U.S.	750	6.375%	945	918
Senior Notes	2015	U.S.	550	7.50%	693	673
Senior Subordinated Notes	2012	U.S.	400	8.00%	504	490
Fair value increment arising from purchase accounting					11	12

Formerly Rogers Cable Inc.:
Senior Notes	2011		175	7.25%	175	175
Senior Notes	2012	U.S.	350	7.875%	441	429
Senior Notes	2013	U.S.	350	6.25%	441	429
Senior Notes	2014	U.S.	350	5.50%	441	429
Senior Notes	2015	U.S.	280	6.75%	353	343
Senior Debentures	2032	U.S.	200	8.75%	252	245

Capital leases and other				Various	1	1
					8,647	8,507

Less current portion					1	1

					$8,646	$8,506

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

6.	Pensions:

During the three months ended March 31, 2009, the Company recorded pension expense in the amount of $6 million (2008 - $9 million).  In addition, the expense related to unfunded supplemental executive retirement plans for the three months ended March 31, 2009 was $1 million (2008 - $1 million).

7.	Shareholders' equity:

In February 2009, the Toronto Stock Exchange ("TSX") accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid ("NCIB") for a further one-year period.  The TSX notice provides that the Company may, during the twelve-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 15 million Class B Non-Voting shares, representing approximately 2.9% of the issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.  The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.  During the three months ended March 31, 2009, no shares were purchased.

In February 2009, the Company's Board of Directors adopted a dividend policy which increased the annual dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share.  Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

On February 17, 2009, the Board of Directors declared a quarterly dividend totalling $0.29 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares, such dividend to be paid on April 1, 2009, to shareholders of record on March 6, 2009, and is the first quarterly dividend to reflect the newly increased $1.16 per share annual dividend level.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

8.	Stock-based compensation:

A summary of stock-based compensation recovery, which is included in operating, general and administrative expenses, is as follows:

	Three months ended
	March 31,
	2009	2008

Stock options	$(73)	$(110)
Restricted share units	(3)	(2)
Deferred share units	(5)	(4)

	$(81)	$(116)

During the three months ended March 31, 2009, the Company granted 2,321,950 (2008 - 2,116,610) stock options to employees, including stock options and performance options.

The weighted average exercise price of stock options granted during the three months ended March 31, 2009 was $29.40 per share (2008 - $38.89).

During the three months ended March 31, 2009, 192,456 (2008 - 240,384) restricted share units were issued to employees of the Company.  As at March 31, 2009, 959,701 (December 31, 2008 - 1,126,548) restricted share units were outstanding.  These restricted share units vest at the end of three years from the grant date.

During the three months ended March 31, 2009, $19 million (2008 - $21 million) was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

9.	Financial risk management and financial instruments:

	(a)	Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.  Risk management strategies are designed and implemented to ensure the Company's risks and the related exposure are consistent with its business objectives and risk tolerance.  There have been no significant changes to the Company's risk management strategies since December 31, 2008.

	(b)	Derivative instruments:

The effect of estimating fair value using credit-adjusted interest rates on the Company's cross-currency interest rate exchange agreements ("Derivatives") at March 31, 2009 is illustrated in the table below.  As at March 31, 2009, the credit-adjusted net asset position of the Company's Derivative portfolio was $95 million, which is $79 million less than the unadjusted risk-free mark-to-market net asset position.

	Derivatives	Derivatives
	in an asset	in a liability	Net asset
	position	position	position
	(A)	(B)	(A) + (B)

Mark-to-market value - risk-free analysis	$695	$(521)	$174
Mark-to-market value - credit-adjusted estimate (carrying value)	592	(497)	95

Difference	$(103)	$24	$(79)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

9.	Financial risk management and financial instruments (continued):

At March 31, 2009, 87.4% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At March 31, 2009, details of the Derivatives net asset position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$2,750	1.0724	$2,949	$599	$514
As liabilities	2,440	1.3787	3,364	(518)	(494)
Net mark-to-market asset				81	20

Derivatives not accounted for as hedges:
As assets	350	1.0257	359	96	78
As liabilities	10	1.5370	15	(3)	(3)
Net mark-to-market asset				93	75

Net mark-to-market asset				$174	95

Less net current liability portion					(3)

					$98

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

9.	Financial risk management and financial instruments (continued):

At December 31, 2008, 87.4% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At December 31, 2008, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$492	$435
As liabilities	3,215	1.3337	4,288	(712)	(658)
Net mark-to-market asset (liability)				(220)	(223)

Derivatives not accounted for as hedges:
As assets	350	1.0258	359	79	72
As liabilities	10	1.5370	15	(3)	(3)
Net mark-to-market asset				76	69

Net mark-to-market asset (liability)				$(144)	(154)

Less current liability portion					(45)

					$(109)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2009 and 2008

10.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are or were directors of the Company.  During the three months ended March 31, 2009 and 2008, total amounts paid by the Company to these related parties, directly or indirectly, were $4 million and less than $1 million, respectively.

The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company.  These transactions are subject to formal agreements approved by the Audit Committee.  Total amounts received from these related parties, during the three months ended March 31, 2009 and 2008 were less than $0.5 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.